SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/ME 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

CLOSURE OF THE TERM TO EXERCISE THE PREEMPTIVE RIGHT AND PROCEDURE FOR SUBSCRIPTION OF UNSOLD SHARES

Gafisa S.A. (BOVESPA: GFSA3; OTC: GFASY) (“Company”), in continuity with the information disclosed in the Notice to Shareholders of April 16, 2019 (“1st Notice to Shareholders”), referring to the capital stock increase in the amount of up to one hundred, thirty-four million, five hundred, twenty-two thousand, six hundred, eighty-five Reais and forty-four centavos (R$134,522,685.44), with private subscription of twenty-six million, two hundred, seventy-three thousand, nine hundred and sixty-two (26,273,962) new common shares, by the base value of six Reais and two centavos (R$6.02) per common share, defined pursuant to Article 170, Paragraph 1, items I and III of Law No. 6.404 of December 15, 1976, as amended (“Brazilian Corporation Law”) applying a scheduled bonus: (i) fifteen percent (15%) applied over the issue base value for those shareholders exercising their preemptive right, at an issue price of five Reais and twelve centavos (R$5.12) per common share (ON), and (ii) an additional three percent (3%) applied over the price of subscription right of previous item for those shareholders exercising the right to acquire unsold shares, at an issue price of four Reais and ninety-six centavos (R$4.96) per common share in unsold shares subscription  (“Capital Increase”), informs its shareholders and the market in general on the following:

1. END OF THE TERM FOR THE EXERCISE OF PREEMPTIVE RIGHT

1.1. End of the Term for the Exercise of Preemptive Right. The term for the exercise of the preemptive right in the subscription of common shares to be issued within the scope of the Capital Increase initiated on April 24, 2019 (inclusive) and ended on May 23, 2019 (inclusive).

1.2. Number of shares subscribed. During period to exercise the preemptive right, a total of twelve million, one hundred, seventy thousand and thirty-five (12,170,035) non-par, registered, book-entry, common shares were subscribed, at the issue price of five Reais and twelve centavos (R$5.12) per share, totaling the amount of sixty-two million, three hundred, ten thousand, five hundred, seventy-nine Reais and twenty centavos (R$62,310,579.20), corresponding to forty-six  and thirty-two hundredths percent (46.32%) of Capital Increase.

1.3. Subscription Receipts at Itaú Unibanco. Subscription receipts of subscribed shares in the exercise of preemptive right were made available to underwriters within twenty-four (24) hours after the signature of subscription list, transfer of funds and payment at Itaú Unibanco S.A. (“Itaú”), the financial institution liable for the Company’s shares bookkeeping.

1.4. Subscription Receipts at the Assets Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Subscription receipts of shares subscribed in the exercise of preemptive right at the Assets Central Depositary of B3 (“Assets Central Depositary of B3”) were made available to related underwriters on the day following the date of payment of subscribed shares.

2. UNSUBSCRIBED SHARES AND SUBSCRIPTION OF UNSOLD SHARES

2.1. Number of unsubscribed shares. During the period for exercise of the preemptive right, fourteen million, one hundred, three thousand, nine hundred and twenty-seven (14,103,927) non-par, registered, book-entry, common shares were not subscribed, corresponding to fifty-three and sixty-eight hundredths percent (53.68%) of total non-par, registered, book-entry, common shares, available for subscription within the scope of Capital Increase (“Total Unsold Shares”). Considering Total Unsold Shares and the discount of additional three percent (3%) applied over the subscription right issue price, see item 2.5 below, for those shareholders who exercise their right to acquire the Unsold Shares, the issue price of four Reais and ninety-six centavos (R$4.96) will result in a capital stock increase totaling up to one hundred, thirty-two million, two hundred, sixty-six thousand, fifty-seven Reais and twelve centavos (R$132,266,057.12).

2.2. Subscription of Unsold Shares. Pursuant to Article 171, Paragraph 7, “b” of the Brazilian Corporation Law, the Total Unsold Shares shall be offered for an apportionment among underwriters, who, upon share subscription during the preemptive right period, requested for reservation of unsold shares in the proportion of shares subscribed by each of them.

2.2.1. The underwriter shall not be entitled to subscribe for unsold shares, if pursuant to provisions of Article 171, Paragraph 7, “b” of the Brazilian Corporation Law, did not request to reserve unsold shares not subscribed upon share subscription during the period to exercise the preemptive right.

2.3. Unsold share subscription rights. The underwriter, who, upon subscription made reservation of unsold shares, shall be entitled to subscribe for 1.213171842 new shares for each share subscribed during the period to exercise the preemptive right.

2.3.1. The percentage of unsold shares rights that each underwriter who made reservation of unsold shares is entitled to subscribe was calculated by multiplying (x) the division quotient (a) of total number of unsold shares available to be subscribed by (b) total number of shares effectively subscribed during the term for exercise of the preemptive right by all underwriters who requested to reserve unsold shares, by (y) one hundred (100), as follows:

Total Unsold Shares (S)	14,103,927
Shares subscribed by underwriters who requested unsold shares (TAs)	11,625,663
Number of unsold shares for each share subscribed (S/TAs)	1.213171842
% of unsold shares	53.68%

2.3.2. Maximum number of unsold shares. The maximum number of Unsold Shares that each shareholder or assignee of Preemptive Right is entitled to subscribe, is calculated by dividing the number of unsold shares by total number of shares subscribed with the option of participating in the unsold shares apportionment and multiplying by the number that certain shareholder or assignee of preemptive right subscribed during the preemptive right period, according to the following formula: (total number of unsold shares/total shares subscribed with option of unsold shares apportionment X number of shares subscribed by shareholder or assignee, who opted for unsold shares apportionment)

2.4. Share fractions. Share fractions deriving from the exercise of the right to subscribe for unsold shares shall be disregarded.

2.5. Unsold shares subscription price. Pursuant to the 1st Notice to Shareholders, the unsold shares to be subscribed among shareholders who expressed their interest shall be subscribed by the issue price of four Reais and ninety-six centavos (R$4.96) per common share (ON), calculated by applying over the base value of six Reais and two centavos (R$6.02) per common share of scheduled bonus, as follows: (i) fifteen percent (15%) applied over the issue base value for those shareholders who exercised the preemptive right, representing a price of five Reais and twelve centavos (R$5.12) per common share (ON), and (ii) an additional three percent (3%) applied over the price of subscription right of the previous item for those shareholders who exercised the right to acquire Unsold Shares, thus, reaching referred issue price of four Reais and ninety-six centavos (R$4.96) per common share.

3. TERM FOR SUBSCRIPTION OF UNSOLD SHARES

3.1. Term for the subscription of unsold shares. The right to subscribe for unsold shares shall be exercised until June 5, 2019 (inclusive).

4. PROCEDURE FOR SUBSCRIPTION OF UNSOLD SHARES

4.1. Subscription via Itaú. Underwriter shall exercise his right to subscribe for unsold shares via Itaú until June 5, 2019, at 4:00 p.m., Brasília time, in one of the specialized branches indicated at the end of this Notice to Shareholders, by signing the subscription list, as per template to be made available by Itaú, and deliver the documentation described in item 7, below.

4.2. Shares under custody at the Assets Central Depositary. The underwriter shall exercise his right to subscribe for unsold shares by means of his custody agent until June 5, 2019, observing own procedures for the subscription of unsold shares not subscribed.

5. DEFINITION OF THE NUMBER OF UNSOLD SHARES ALLOCATED TO EACH UNDERWRITER

5.1. Notice by the Company. The Company will appropriately inform Itaú and B3’s Assets Central Depositary on the final allocation of unsold shares for each underwriter.

5.2. Disclosure to underwriters. Itaú will make available to underwriters, and B3’s Assets Central Depositary will make available to custody agents, who in turn will make available to underwriters, information on the number of shares effectively assigned within the scope of unsold shares and the total amount to be fully paid.

6. SUBSCRIPTION OF ADDITIONAL UNSOLD SHARES

6.1. Subscription of Additional Unsold Shares. Upon subscription of unsold shares, underwriters intending to subscribe for Additional Unsold Shares not subscribed  (“Additional Unsold Shares”) shall express, by means of signature in the subscription list of unsold shares, as per template to be made available by Itaú, their intention to subscribe for Additional Unsold Shares. At B3, the investor may request unsold shares and additional requests simultaneously within the term established for the exercise of unsold shares, once ended this term, the company informs the allocation of apportionment and on June 14, both unsold shares and additional requests are financially settled.

6.2. Number of Additional Unsold Shares to be subscribed. Underwriters intending to subscribe for Additional Unsold Shares shall indicate the number of Additional Shares they intend to subscribe, which may reach until all Additional Unsold Shares, depending on the interest of other shareholders in the subscription of Additional Unsold Shares and/or the effective payment of Additional Unsold Shares subscribed by other shareholders.

6.3. Notice to Shareholders on the subscription of Additional Unsold Shares. Once each shareholder defined the number of Additional Unsold Shares, the underwriting shareholders shall fully pay for Additional Unsold Shares until 06/14/2019. In the event does not occur full payment of Additional Unsold Shares, the Company will release another Notice to Shareholders, so that to instruct on the procedure to fully pay for these Additional Unsold Shares not subscribed for those shareholders interested in doing it.

6.4. The non-apportioned balance, whether due to lack of interest or apportionment impossibility as indicated above, shall be sold at B3’s trading session by Planner Corretora de Valores S.A., to the Company’s benefit, by the base value of six Reais and two centavos (R$6.02).

7. DOCUMENTATION FOR SHARE SUBSCRIPTION AND ASSIGNMENT OF SUBSCRIPTION RIGHT

7.1. Payment of Shares Deposited at Itaú. Holders of subscription rights under the custody of Itaú intending to exercise their preemptive right or assign such right, directly by means of Itaú, shall submit the following documents:

Individuals: (i) identity card, (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of current board of executive officers or a certified copy of the charter or restated bylaws, (ii) proof of registration at the National Registry of Legal Entities at the Ministry of Finance (CNPJ/MF), (iii) a certified copy of corporate documents evidencing the powers of subscription list’s signatory, and (iv) a certified copy of the signatory’s (ies) identity card, individual taxpayer’s register (CPF) and proof of residence. Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, the submission of public power of attorney with specific powers shall be required, accompanied by documents mentioned above, where applicable, of grantor and attorney-in-fact.

The holders of subscription rights under custody at B3’s Central Depositary shall exercise their preemptive rights by means of their custody agents, observing the terms stipulated by B3 and the conditions of this notice.

The signature of the subscription list shall represent the underwriter’s manifestation of the irrevocable and irreversible will of acquiring the new shares subscribed, thus, resulting in underwriter’s irrevocable and irreversible obligation of fully paying for them upon subscription.

10. CREDITS OF SUBSCRIPTION RECEIPTS AND SHARES

10.1. Subscription receipts at Itaú. The subscription receipts of shares subscribed in the exercise of request for unsold shares at Itaú will be available to underwriters within three (3) business days as of the date of definition of the number of unsold shares allocated and subscribed by each underwriter.

10.2. Subscription receipts at the Assets Central Depositary. The subscription receipts of shares subscribed in the exercise of request for unsold shares at B3 will be available to underwriters on the day following the date of payment of respective shares.

10.3. Credit of shares subscribed. The shares subscribed shall be issued and credited on behalf of underwriters on the business day following the ratification of capital increase by the Company’s board of directors and can be viewed in shareholders’ statements as of the fourth business day after ratification.

11. ITAÚ INVESTOR SERVICES

11.1. The holders of rights to subscribe for shares of record maintained by Itaú may exercise their rights mentioned herein in one of the Specialized Branches below. Doubts relating to Itaú may be clarified during business days, from 9:00 a.m. to 6:00 p.m., by means of Exclusive Investor Services, via phone numbers (5511) 3003-9285 (São Paulo city capital and metropolitan regions) or 0800 7209285 (other locations).

Specialized Branch in Rio de Janeiro:

Av. Almirante Barroso, 52- 2º andar, Centro - Rio de Janeiro – RJ

Specialized Branch in São Paulo:

Rua Boa Vista, 176 – 1º Subsolo, Centro - São Paulo - SP

12. ADDITIONAL INFORMATION

12.1. Additional Information. Additional information on the Capital Increase can be obtained on the website of CVM (www.cvm.gov.br), B3 (www.b3.com.br) or at the Company’s Investor Relations Department (http://www.http://ri.gafisa.com.br/), via e-mail ri@gafisa.com.br.

São Paulo, May 29, 2019

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer